Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Three Months Ended March 31, 2007

(millions of dollars)

Earnings, as defined:
Net income	$126
Income taxes	68
Fixed charges, as below	74

Total earnings, as defined	$268

Fixed charges, as defined:
Interest charges	$68
Rental interest factor	1
Capitalized interest	5

Total fixed charges, as defined	$74

Ratio of earnings to fixed charges and ratio of earnings to	3.62

combined fixed charges and preferred stock dividends (a)
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(a)

Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.